

05043090



UN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44663

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Shields Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Waltham Woods Corporate Center, 890 Winter St.
(No. and Street)

Waltham (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice L. Shields Managing Director 781.890.7033
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas C. Valorie CPA's
(Name — *if individual, state last, first, middle name*)

253 Main St. (Address) Milford (City) MA (State) 01757 (Zip Code)

PROCESSED
SEP 27 2005
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Thomas J. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Securities Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public



RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires August 01, 2008

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

6.

SHIELDS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2004

Ownership Equity:	
Common stock, .01 par; 200,000 shares authorized 10,000 share issued and outstanding	$ 10,000
Retained earnings	14,257
Total ownership equity qualified for net capital	24,257
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	24,257
Less: Deductions and/or charges	0
Add: Other additions and/or credits	0
Net capital before haircuts on securities positions	24,257
Less: Haircuts on securities (computed where applicable, pursuant to 15c3-1(f))	0
Net capital	$ 24,257

K

SHIELDS SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2004

Net capital per Shields Securities, Inc. as of 12/31/04 before audit results.	$ 25,063
Off-setting adjustments to net capital from audit results:	
Decrease in prepaid insurance	(458)
Increase in accounts payable	(956)
Reverse incorrect entry for nonallowable assets	458
Reverse incorrect entry for other deductions and/or charges	150
Total offsetting adjustments	(806)
Net capital as of 12/31/04 after audit results.	24,257
Less disallowed assets:	
Haircuts	(0)
Net capital reconciled	$ 24,257